UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER

SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Immune Design Corp.

(Name of Subject Company — Issuer)

CASCADE MERGER SUB INC.

MERCK SHARP & DOHME CORP.

(Names of Filing Persons — Offerors)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45252L103

(CUSIP Number of Class of Securities)

Geralyn S. Ritter

Senior Vice President and Corporate Secretary

Merck & Co., Inc.

2000 Galloping Hill Road

Kenilworth, NJ 07033

(908) 740-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Barbara L. Becker

Saee Muzumdar

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4035

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$296,454,450.39	$35,930.28
*

Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (1) 48,363,046 shares of common stock of Immune Design Corp. (“IMDZ”), par value $0.001 per share (the “Shares”), plus 635,165 Shares issuable upon the settlement of awards of time-vesting restricted stock units issued under IMDZ’s 2014 Omnibus Incentive Plan and 2008 Equity Incentive Plan, multiplied by the offer price of $5.85 per Share, (2) 5,007,902 Shares issuable pursuant to outstanding options, multiplied by $1.89, which is the offer price of $5.85 per Share minus the weighted average exercise price for such options of $3.96 per Share, and (3) 74,306 Shares subject to outstanding purchase rights under IMDZ’s 2014 Employee Stock Purchase Plan, multiplied by $4.71, which is the offer price of $5.85 per Share minus the exercise price for such Shares of $1.14 per Share. The calculation of the transaction value is based on information provided by IMDZ.

**

The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended and Fee Rate Advisory #1 for Fiscal Year 2019, issued August 24, 2018, by multiplying the transaction valuation by 0.0001212.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Cascade Merger Sub Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Merck Sharp & Dohme Corp. (“Parent”), and an indirect subsidiary of Merck & Co., Inc. (“Merck”), to purchase all outstanding shares of common stock, par value $0.001 per share (individually, a “Share” and collectively, the “Shares”), of Immune Design Corp. (“IMDZ”), for $5.85 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2019 (together with any amendments and supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 20, 2019, by and among Parent, Purchaser and IMDZ, a copy of which is attached hereto as Exhibit (d) and is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1.    Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)    The name of the subject company and the issuer of the securities to which this Schedule TO relates is Immune Design Corp., a Delaware corporation. IMDZ’s principal executive offices are located at 1616 Eastlake Ave. E., Suite 310 Seattle, WA 98102. The telephone number of IMDZ’s principal executive offices is (206) 682-0645.

(b)    This Schedule TO relates to all of the outstanding Shares. IMDZ has advised Purchaser and Parent that, as of the close of business on March 1, 2019, the most recent practicable date, there were an aggregate of (i) 48,363,046 Shares issued and outstanding, (ii) 5,007,902 Shares underlying outstanding and unexercised stock options, (iii) 49,537 Shares subject to outstanding purchase rights under IMDZ’s 2014 Employee Stock Purchase Plan and (iv) 635,165 Shares issuable upon the settlement of awards of time-vesting restricted stock units issued under IMDZ’s 2014 Omnibus Incentive Plan and 2008 Equity Incentive Plan.

(c)    The information set forth in Section 6 — “Price Range of Shares” of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)-(c)    This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 9 — “Certain Information Concerning Purchaser and Parent” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)    The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a), (b)    The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and Section 9 — “Certain Information Concerning Purchaser and Parent,” Section 11 — “Contacts and Transactions with IMDZ; Background of the Offer,” Section 12 — “Purpose of the Offer; Plans for IMDZ; Appraisal Rights” and Section 13 — “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)-(7)    The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and Section 7 — “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” Section 11 — “Contacts and Transactions with IMDZ; Background of the Offer,” Section 12 — “Purpose of the Offer; Plans for IMDZ; Appraisal Rights” and Section 13 — “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a), (d)    The information set forth in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b)    Not applicable.

Item 8.    Interests in Securities of the Subject Company.

The information set forth in Section 9 — “Certain Information Concerning Purchaser and Parent,” Section 12 — “Purpose of the Offer; Plans for IMDZ; Appraisal Rights” and Section 13 — “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

(a)    The information set forth in the section of the Offer to Purchase titled “Introduction” and Section 11 — “Contacts and Transactions with IMDZ; Background of the Offer” and Section 17 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

Not applicable.

Item 11.    Additional Information.

(a)(1)    Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Parent, Purchaser, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) IMDZ or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5)    The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 1 — “Terms of the Offer,” Section 7 — “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” Section 13 — “The Transaction Documents,” Section 15 — “ Conditions of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c)    The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 5, 2019

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal, dated March 5, 2019

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release issued by Merck & Co., Inc. and Immune Design Corp., dated as of February 21, 2019 (incorporated by reference from Exhibit 99.1 to Merck & Co., Inc.’s Schedule TO-C, filed on February 21, 2019)

(a)(5)(B)	Press Release issued by Merck & Co., Inc., dated as of March 5, 2019

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of February 20, 2019, by and among Immune Design Corp., Cascade Merger Sub Inc. and Merck Sharp & Dohme Corp.

(d)(2)	Confidentiality Agreement, dated as of December 4, 2018, by and between Immune Design Corp. and Merck Sharp & Dohme Corp.

(g)	Not applicable

(h)	Not applicable

Item 13.    Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Cascade Merger Sub Inc.

By:	/s/ Faye C. Brown
Name: Faye C. Brown
Title: Assistant Secretary

Merck Sharp & Dohme Corp.

By:	/s/ Sunil A. Patel

Name: Sunil A. Patel
Title: SVP, Corporate Development

Date: March 5, 2019